October 26, 2007
Tim Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American International Group, Inc. Definitive Proxy Statement File No. 001-08787
Dear Mr. Buchmiller:
     We are in receipt of your letter dated September 26, 2007 and thank you for your comments concerning the captioned filing of American International Group, Inc. (“AIG”). We are pleased to respond to the questions and comments in your letter (the “Comment Letter”) with respect to the executive compensation and related disclosure set forth in AIG’s Definitive Proxy Statement on Form 14A, filed with the Commission on April 5, 2007 (the “Proxy Statement”).
     We have repeated your questions below in bold-face type to facilitate your review, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Staff’s letter.
2006 Non-Management Director Compensation Table, page 18
1.	Disclose the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.
The amounts recognized for the director option awards described in the Proxy Statement were calculated based on AIG’s binomial option-pricing model. The model and underlying assumptions are described in Note 14 of the Notes to Consolidated Financial Statements included in AIG’s audited Consolidated Financial Statements in AIG’s Annual Report on Form 10-K for the year ended December 31, 2006. AIG will include this information in future filings.
Compensation Discussion and Analysis, page 24
2.	It appears from your disclosure that you establish performance goals for the payment of your annual cash bonuses, performance RSUs granted under the Partners Plan and long-term performance cash awards granted under the Senior Partners Plan at the beginning of each performance year. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006 compensation. Please disclose the goals you have set for the current year and provide an analysis of how such goals will affect the calculation of amounts awarded to your named executive officers under the various and related elements of your compensation program. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

T. Buchmiller
October 26, 2007, page 2
AIG believes that it has complied with Item 402(b)(2)(v). In particular, AIG respectfully notes the disclosure on pages 27 and 28 of the Proxy Statement with respect to Performance RSUs granted under the Partners Plan and long-term performance cash awards granted under the Senior Partners Plan. On page 27, the Proxy Statement describes the applicable performance goals for both the 2006-2007 Performance RSUs and the 2007-2008 Performance RSUs. There have been no other Performance RSUs granted in 2007 to date. On page 28, AIG provides the performance formula that applies to long-term cash awards under the Senior Partners Plan, so long as performance RSUs are earned for the applicable period. This formula will apply until it is changed by the Committee. The Committee has not changed the formula to date. With respect to annual cash bonuses, as described in more detail in response 4 in this letter, there are no specific performance goals, formulas or targets that formulaically determine the size of the named executives’ annual cash bonuses. Instead, such annual cash bonuses are determined in the discretion of the Committee, which takes into account the total mix of available information.
AIG believes that its disclosure with respect to 2007 compensation actions has been voluntary and that Instruction 2 to Item 402(b) does not mandate such discussion with respect to AIG’s compensation programs for the current fiscal year. After evaluating actions taken with respect to 2007 compensation, AIG does not believe any of them were material to the determination of 2006 compensation described in the Proxy Statement or to a fair understanding of such compensation. (AIG notes its specific discussion on page 30 of its Proxy Statement with respect to the effect of prior years’ compensation on future years’ compensation.) AIG expects to continue its practice of voluntarily discussing certain post-fiscal year actions and will discuss in future filings any such actions that are material either to the determination or a fair understanding of the compensation for the last fiscal year.

T. Buchmiller
October 26, 2007, page 3
3.	Please discuss and analyze how each of the various elements of compensation fit into your overall compensation objectives and affect decisions regarding other elements under your compensation program. See Item 402(b)(1)(vi) of Regulation S-K.
AIG respectfully notes the discussion on pages 24 and 25 of the Proxy Statement beginning with the subheading “Multiple components reward balanced short-term and long-term performance” and the discussion on pages 26 through 28 of the Proxy Statement beginning with the heading “Direct compensation components.” The discussion under “Multiple components reward balanced short-term and long-term performance” describes the primary elements of performance intended to be rewarded by AIG’s programs and how each element is intended both to incorporate these metrics and to provide a balance of financial and market incentives covering annual, mid-term and long-term measurement periods. The discussion under the heading “Direct compensation components” describes how the amount of each element is determined. AIG will continue to include a similar discussion in future filings.
Multiple components reward balanced short-term and long-term performance, page 24
4.	We note that the amounts paid under your various compensation elements depend on achieving the corporate performance goals that are generally described in the first three bullet points of this section. Please disclose the specific corporate objectives required to be achieved in order for each named executive officer to receive the related form of compensation. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
The four bullets listed under the subheading “Multiple components reward balanced short-term and long-term performance” describe the general design objectives of AIG’s compensation framework and how each compensation element fits into the overall design objectives. The specific performance goals for each compensation element for the last fiscal year are discussed separately under the heading “Direct Compensation Components,” beginning on page 26, and specific compensation decisions are discussed under the heading “Compensation Decisions in 2006,” beginning on page 31. As discussed in more detail below, AIG believes that this discussion appropriately included

T. Buchmiller
October 26, 2007, page 4
the specific corporate objectives required to be achieved in order for each named executive officer to receive the related form of compensation.
Bullet 1: Growth in adjusted net income and return on equity
The first bullet relates to growth in adjusted net income and return on equity. These metrics are considered in setting annual cash bonuses for AIG’s employees at the Senior Partner level, including the named executives. The specifics of that process for 2006 are described under the subheading “Performance objectives” on page 31 of the Proxy Statement.
As noted on page 31, the Committee established annual performance objectives for 2006 pertaining to growth in adjusted net income and return on equity, both in absolute terms and relative to competitors; articulation of business strategy; relationships with clients, producers and regulatory bodies; diversity; and organization management. The discussion notes that the Committee determined not to establish a particular formula for evaluating performance, and the objectives were not weighted. The discussion goes on to state that the Committee concluded that AIG would be best served with a discretionary approach in light of the fact that the long-term incentive components of its new compensation program are formula-based (as discussed below). In light of its discretionary approach and the multiple measures employed, AIG does not believe that there are specific annual goals that are material to an understanding of its compensation and understands that it is not required to disclose specific annual goals in this context.
Bullet 2: Growth in adjusted net income (earnings) per share
Growth in adjusted net income (earnings) per share is the performance measure used to determine the number of Performance RSUs earned under the Partners Plan. The target performance for 2006-2007 Performance RSUs and for 2007-2008 Performance RSUs is disclosed on page 27 of the Proxy Statement.
Bullet 3: Growth in adjusted book value per share
Growth in adjusted book value per share is used to determine the value of long-term performance cash awards under the Senior Partners Plan. The specific formula for determining the amounts earned by the named executives under the Senior Partners Plan is discussed on pages 27-28, 32 and 35 of the Proxy Statement.
Performance RSUs granted under the Partners Plan, page 27
5.	You disclose that the “target performance corridor” was established at 10 percent to 12 percent growth in AIG’s adjusted earnings per share for 2006 and 2007 for the Performance RSUs. Please also disclose the relevant percentages for the “threshold” and “maximum” levels.
The “threshold” performance level for the 2006 and 2007 Performance RSUs described in the Proxy Statement is four percent growth in AIG’s adjusted earnings per share. The “maximum” performance level is 16 percent growth in AIG’s adjusted earnings per share. AIG will include this information in future filings.

T. Buchmiller
October 26, 2007, page 5
Long-term performance cash awards granted under the Senior Partners Plan, page 27
6.	Please disclose how the number of units granted under the Senior Partners Plan to each named executive officer is determined.
The number of units granted under the Senior Partners Plan is discussed on page 32 of the Proxy Statement, under the subheading “Long-term performance cash awards granted under the Senior Partners Plan.” As described and illustrated in the table on page 33 of the Proxy Statement, the number of units awarded in 2006 was based on the prior year’s level (because the Committee does not intend for the program to have significant year-to-year changes), except that Mr. Sullivan’s Senior Partner Units were increased in recognition of the fact that no increase was made at the time of his promotion to CEO in 2005, and Mr. Bensinger’s Senior Partner Units were increased from 625 to 1,000 for 2007 in recognition of his strong contributions to overall AIG performance.
Independent consultant, page 30
7.	With respect to the engagement of Frederic W. Cook & Co., Inc., disclose the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.
Mr. Cook and other senior consultants of the Cook firm regularly attend the Committee’s meetings and are instructed to provide independent, analytical and evaluative advice about AIG’s compensation programs for senior executives, including comparisons to industry peers and comparisons to “best practices” in general. Mr. Cook and other senior consultants of the Cook firm respond on a regular basis to questions from the Committee and the Committee’s other advisors, providing their opinions with respect to the design and implementation of current or proposed compensation programs. AIG will include material information in future filings about the nature and scope of the independent consultant’s assignment and the instructions relating thereto.
Cash bonuses, page 31
8.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in the amounts of the target performance based bonuses and the actual amounts awarded to Mr. Sullivan and Mr. Bensinger in 2006 as cash bonuses. Please provide a more detailed discussion of how and why the compensation of your chief executive officers materially differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those that apply to the other officers, those policies or decisions should be discussed on an individualized basis.

T. Buchmiller
October 26, 2007, page 6
There are no material differences in compensation policies applicable to AIG’s executive officers. Rather, the decisions made with respect to compensation of each named executive are based on an individual assessment of the executive’s level of responsibility for the oversight and management of AIG’s businesses and the executive’s contribution to AIG’s performance for the period under review. For example, Mr. Sullivan’s total compensation for 2006 is higher than that of the other named executives because the Committee has determined in its discretion that the amount awarded is commensurate with his greater responsibility for such management and oversight.
With respect to Messrs. Sullivan’s and Bensinger’s annual cash bonuses for 2006, as described in the Proxy Statement on page 32, the Committee concluded that 2006 was an excellent year for AIG and that the leadership of Messrs. Sullivan and Bensinger played a critical role in AIG’s results. Therefore, the Committee determined in its discretion to award Mr. Sullivan, and upon Mr. Sullivan’s recommendation, the Committee determined in its discretion to award Mr. Bensinger, larger annual cash bonuses than had been set forth as targets in those executives’ employment agreements.
Potential Payments on Termination, page 45
9.	You disclose that under the Employment Agreements the amount of severance and the benefit continuation periods indicated in the second through fourth bullet points are tied to a three year period. Similarly, we note the formula in the first bullet point under “Executive Severance Plan” pursuant to which the potential severance benefits will be calculated. Please discuss and analyze how and why the specified periods and formulas were agreed to by the company.
The determination of the specified periods and formulas set forth in the employment agreements of Messrs. Sullivan and Bensinger was the outcome of negotiations in early 2005 when AIG was addressing CEO and CFO succession and senior management retention generally. In its negotiations, AIG’s Board of Directors considered the advice of advisors as to current market practice and best practices, but no single factor was dispositive. In adopting the Executive Severance Plan during the same time period, AIG’s Board of Directors considered the terms of the employment agreements and similar advice regarding market practice and best practices. AIG will include this information in future filings.
10.	You disclose that the various payments in the table on page 48 are payable to your named executive officers upon termination by AIG for “Cause,” by the executive with or without “Good Reason,” and by AIG without “Cause.” Please briefly define these terms. Refer to Item 402(b)(2)(xi) of Regulation S-K.

T. Buchmiller
October 26, 2007, page 7
The definitions of “Cause” and “Good Reason” applicable to Messrs. Sullivan and Bensinger are set forth in those executives’ employment agreements. The definition of “Cause” applicable to Messrs. Tse, Sandler and Neuger is set forth in the Executive Severance Plan. The Executive Severance Plan does not include a concept of a “Good Reason” termination.
For each named executive, “Cause” generally means the executive’s failure to perform his duties, willful misconduct or violation of AIG’s codes of conduct or conviction of a felony or any lesser crime involving dishonesty.
For each of Messrs. Sullivan and Bensinger, “Good Reason” generally means any material adverse change to the executive’s responsibilities or titles, any material breach by AIG of the executive’s employment agreement or most relocations of the executive’s primary office (unless the executive’s primary office is moved closer to his primary residence). In the case of Mr. Sullivan, “Good Reason” also includes any failure of AIG’s shareholders to re-elect him to the Board of Directors and any failure of the Board of Directors to consult with him prior to appointing any new Chairman of the Board. For both of Messrs. Sullivan and Bensinger, a termination for “Good Reason” may occur only if the circumstances giving rise to “Good Reason” have been brought to AIG’s attention by the executive within 30 days of his becoming aware of them and persist without cure by AIG for at least 30 days thereafter.
AIG will include this information in future filings.
     In addition, as requested, AIG acknowledges that: AIG is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; the Commission’s staff’s comments or AIG’s changes in disclosure response to the staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and AIG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you again for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Sincerely,

/s/ Kathleen E. Shannon

Kathleen E. Shannon

cc:	Marshall A. Cohen Martin J. Sullivan Steven J. Bensinger Andrew J. Kaslow Anastasia D. Kelly Robert W. Reeder III Marc R. Trevino (Sullivan & Cromwell LLP)